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                                                                    EXHIBIT 4.27


                              LETTER OF APPOINTMENT



28th April 2000

Tony Atkinson
Twingley
Mill Corner
Winterbourne Gunner
Salisbury
SP4 6JJ



Dear Tony

             ENZACTA GROUP PLC (THE "COMPANY") AND YOUR APPOINTMENT
                           TO THE BOARD AS A DIRECTOR

My colleagues and I are pleased to hear that you have accepted our invitation to join the Board of the Company.

DUTIES

The Company shall engage you and you shall serve the Company on the terms of this agreement (the "APPOINTMENT"). The Appointment shall be conditional upon and commence from the date of completion of the acquisition of the entire issued share capital of Kymed GB Limited by the Company and shall continue until terminated by either party giving the other not less than 6 months' prior written notice. You will be required to attend all Board meetings of the Company, which will be held in the first instance at 6 weekly intervals at Abingdon.

You should bear in mind that the liabilities and obligations of directors of listed companies are more onerous and more rigorously enforced than those relating to private companies. In common with the rest of the board, you will be required to comply with the terms of the Stock Exchange Model Code for transactions by directors of listed companies (a copy of which was attached to the memorandum on liabilities and obligations which you have already received) and specifically with any insider dealing rules adopted by the Company from time to time.

EXPENSES

The Company will reimburse you for any expenses that you may incur properly and reasonably in performing your duties.



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OTHER INTERESTS

Other than set out in Schedule 1 to this agreement or as agreed with the Board you shall not without the prior written consent of the Board during the continuance of this agreement be concerned, engaged or interested either directly or indirectly in any capacity in any other trade, business or employment which is in competition with the business of the Company in the Field as may be agreed with the Board provided that (other than any shares held in the Company) you shall be permitted to hold not more than 3% of any class of shares or debentures or other securities (other than shares, debentures or other securities of the Company) which are quoted or dealt on the London Stock Exchange or the Alternative Investment Market or any other recognised investment exchange (as defined in section 207 of the Financial Services Act 1986) or enterprise investment scheme or similar fund.

SECRECY

You shall not, except as authorised or required by his duties or obliged by law, reveal to any person or use for you own purposes or for any purposes other than those of the Company any of the trade secrets, secret or confidential operations, processes or dealings or any information concerning the organisation, prospective business, business methods, systems or affairs, finances, transactions or affairs of any company in the Company, or any similar information in relation to any customer or supplier of the Company, which may come to your knowledge during and as a result of your employment and shall keep with complete secrecy all confidential information entrusted to you and shall not use or attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Company or their respective businesses or may be likely so to do. This restriction shall continue to apply to information or knowledge which is ordered to be disclosed by a Court of competent jurisdiction or otherwise required to be disclosed by law.


The Company looks forward to working with you in the future.


Yours sincerely

/s/ S. P. Dickens


For and on behalf of Enzacta Group Plc


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                                   SCHEDULE 1
                                OUTSIDE INTERESTS


Third Millennium Intek Ltd
North Wales Coast Light Railway
New Sarum Enterprises
Tetricus Ltd


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